SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.  1)

WCA Waste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92926K103

(CUSIP Number)

Joseph E. LoConti, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Joseph E. LoConti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		1,761,386 *
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,761,386 *
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,386 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

10.68%
14	TYPE OF REPORTING PERSON (see instructions)

IN

*   Includes an option to purchase up to 400,000 Shares at $4.25 per share and such option is currently exercisable.

CUSIP No. 92926K103	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Daniel J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF		301,813
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		347,014 *
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		301,813
WITH	10	SHARED DISPOSITIVE POWER

		347,014 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,827 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.93%
14	TYPE OF REPORTING PERSON (see instructions)

IN

* Includes an option to purchase up to 347,014 Shares at $4.25 per share which is held jointly with the Trust and such option is currently exercisable.

CUSIP No. 92926K103	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Gregory J. Skoda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		462,160 *
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER

		462,160 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

462,160 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.80%
14	TYPE OF REPORTING PERSON (see instructions)

IN

* Shares held by the Patricia A. Skoda Revocable Trust dated June 5, 2005 of which Mr. Skoda’s wife, Patricia A. Skoda, is the trustee and includes an option to purchase up to 347,014 Shares at $4.25 per share which option is held jointly by the Trust and Mr. Clark, and such option is currently exercisable.

CUSIP No. 92926K103	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		462,160 *
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER

		462,160 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

462,160 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (see instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.80%
14	TYPE OF REPORTING PERSON (see instructions)

IN

* Shares held by the Patricia A. Skoda Revocable Trust dated June 5, 2005 of which Mr. Skoda’s wife, Patricia A. Skoda, is the trustee and includes an option to purchase up to 347,014 Shares at $4.25 per share which option is held jointly by the Trust and Mr. Clark, and such option is currently exercisable.

CUSIP No. 92926K103	Page 6 of 10 Pages

This Amendment No. 1 to Schedule 13D is filed by Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and  the Patricia A. Skoda Revocable Trust dated June 5, 2005 relating to shares of common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”) and amends and restates the following Items of the Schedule 13D filed by such persons on October 30, 2009.

Item 3.       Source and Amount of Funds.

The Shares and the Option (as defined below) reported in Item 5(c) as having been acquired by Mr. LoConti, Mr. Clark, and the Trust on October 28, 2009 in a privately-negotiated transaction were acquired using personal funds of Messrs. LoConti and Clark and working capital of the Trust.  Mr. LoConti, Mr. Clark and the Trust did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. LoConti on October 29, 2009 in open market transactions were acquired using personal funds of Mr. LoConti.  Mr. LoConti did not borrow any funds to purchase any of the Shares.

Item 4.       Purpose of the Transaction.

Each Reporting Person has acquired the Shares and the Option, as applicable, for investment purposes.  Each Reporting Person expects to continuously review his or its investment in the Issuer and, depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of any transaction, prevailing market conditions and such other considerations as they each deem relevant, each Reporting Person may at any time or from time to time, and subject to any required regulatory approvals, acquire additional Shares, preferred stock or securities convertible into or exercisable or exchangeable for Shares from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable for Shares, including the Option.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his or its Shares or the Option or such other Issuer securities he or it owns or may subsequently acquire, depending on various factors, including, but not limited to, the price of Shares, the terms and conditions of any transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with each of his or its investment intent, each Reporting Persons may have discussed and intends to continue to discuss with Issuer’s management, directors and other shareholders, the Issuer’s financial performance, strategic direction, business prospects and management, as well as various means of maximizing shareholder value.  To further the goals of improving the performance of the Issuer and enhancing the value of the investment, discussions with the Issuer may include an active acquisition program of other companies to be undertaken by the Issuer.

On October 25, 2009, Messrs. LoConti, Clark and Skoda entered into a letter agreement with the Issuer with respect to their desire to enter into the transaction described in Item 5(c) below pursuant to which they, as a group, would become the “owners” (as that term is defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)) of more than 15% of the Issuer’s outstanding Shares.  Pursuant to this letter agreement, the Issuer confirmed that its Board of Directors approved the transaction reported in Item 5(c) below solely for the purposes of Section 203(a)(1) of the DGCL, in order to provide that the restrictions on “business combinations” as defined in Section 203 of the DGCL shall not apply to the Issuer and the Reporting Persons as a result of the transaction described in Item 5(c) below, and the Reporting Persons agreed not to pursue such transaction without the further approval of the Issuer’s Board of Directors.

On October 29, 2009, the Issuer announced the execution of a non-binding letter of intent with respect to a proposed acquisition of the operations of Live Earth LLC, an Ohio limited liability company (“Live Earth”).  Messrs. LoConti, Clark, and Skoda (through his own trust) and the Trust are non-managing members of Live Earth.

CUSIP No. 92926K103	Page 7 of 10 Pages

On December 15, 2009, the Issuer announced that on December 9, 2009, the Issuer, WCA of Massachusetts, LLC, a Delaware limited liability company (“WCA Massachusetts”), WCA of Ohio, LLC, a Delaware limited liability company (“WCA Ohio” and, together with WCA Massachusetts and the Company, the “WCA Parties”) entered into an Equity Interest and Asset Purchase Agreement (the “Agreement”) with Live Earth, Champion City Recovery, LLC, a Massachusetts limited liability company (“CC”), Boxer Realty Redevelopment, LLC, a Massachusetts limited liability company (“BR”), Sunny Farms Landfill LLC, an Ohio limited liability company (“SF”) and New Amsterdam & Seneca Railroad Company, LLC, an Ohio limited liability company (“NA” and, together with CC, BR and SF, the “Live Earth Companies”) on the other hand (Live Earth, together with the Live Earth Companies, the “Live Earth Parties”).  Pursuant to the Agreement, the WCA Parties will acquire all of the outstanding equity interests of the Live Earth Companies and certain assets and related liabilities held by Live Earth that relate to the Live Earth Companies, including certain landfill, transfer station and rail haul operation (the “Acquisition”).

The Agreement provides for the Issuer to pay, as acquisition consideration, $2,000,000 in cash, the repayment of  approximately $16,750,000 of indebtedness of the Live Earth Parties, the issuance of up to 5,555,556 Shares, which includes 3,555,556 Shares to be issued at closing and up to 2,000,000 Shares that may be issued pursuant to certain earn-out provisions set forth in the Agreement.  The closing of the Acquisition is subject to certain conditions, including regulatory approvals and the approval of the Issuer’s stockholders of the issuance of up to 5,555,556 Shares.  There can be no assurance that the Acquisition will be completed.  At the closing, as members of Live Earth, Messrs. LoConti, Clark and Skoda and the Trust are expected to collectively receive approximately 1,495,000 of the 3,555,556 Shares issued at closing.  Messrs. Clark and Skoda and the Trust may become beneficial owners of up to 777,778 Shares that may be issued pursuant to the earn-out provisions due to their ownership interest in the lending entity that is entitled to receive such earn-out Shares pursuant to the Agreement.  These amounts are subject to the conditions set forth in the Agreement, as well as distribution determinations and membership allocations.

A copy of the Equity Interest and Asset Purchase Agreement is filed as Exhibit 7.3 hereto and is incorporated by reference into this Item 4.

Except as indicated herein, none of the Reporting Persons have any plan or proposal that relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to modify their plans and proposals described in this Item 4 and, as disclosed above, to acquire additional Shares or dispose of Shares from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Reporting Persons may formulate plans and proposals that may result in the occurrence of an event set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)          According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 16,497,686 Shares outstanding.

Mr. LoConti beneficially owns 1,761,386 Shares, including the Option to purchase up to 400,000 Shares, which represents 10.68% of the Shares outstanding assuming exercise of his Option in full.  Mr. Clark beneficially owns 648,827 Shares, including the Option to purchase up to 347,014 Shares held jointly with the Trust, which represents 3.93% of the Shares outstanding assuming exercise of his Option in full.  Mrs. Skoda as trustee of the Trust beneficially owns 462,160 Shares, including the Option to purchase up to 347,014 Shares jointly held by the Trust and Mr. Clark, which represents 2.80% of the Shares outstanding assuming exercise of the Trust’s Option in full, and Mr. Skoda may be deemed the beneficial owner of the 462,160 Shares, including the Option, held by the Trust, which represents 2.80% of the Shares outstanding assuming exercise of the Trust’s Option in full.  The number of Shares beneficially owned by Messrs. LoConti, Clark and Skoda does not include, and such Reporting Persons do not beneficially own and disclaim beneficial ownership of, any of the 211,491 Shares held as collateral for a loan by Something Better, LLC, of which such Reporting Persons own membership interests representing substantially all of the equity.  The Reporting Persons together beneficially own  2,525,359 Shares, which represents 15.31% of the Shares outstanding assuming exercise of the Option of 747,014 Shares in full.

CUSIP No. 92926K103	Page 8 of 10 Pages

(b)          Mr. LoConti has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares and the Option owned by him.  Mr. Clark has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 301,813 Shares owned by him, and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of the Option to purchase up to 347,014 Shares, which is jointly held with the Trust.  Mrs. Skoda, as the trustee of the Trust, may be deemed to have shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the 115,146 Shares owned by the Trust and shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the Option to purchase up to 347,014 Shares, which is jointly held with Mr. Clark.  Mr. Skoda may be deemed to have shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the Shares and the Option held by the Trust. However, the Reporting Persons do not have the power to vote, or to direct the voting of, or the power to dispose, or to direct the disposition of, any of the Shares underlying the Option unless and until the Option is exercised in whole or in part.

(c)          Effective October 28, 2009, Mr. LoConti, Mr. Clark and the Trust entered into a privately-negotiated transaction with a third party group pursuant to which (1) Mr. LoConti and the Trust purchased 681,002 Shares and 56,622 Shares, respectively, at a price of $4.00 per share, and (2) Mr. LoConti, Mr. Clark and the Trust entered into an option agreement pursuant to which they each have the right in their sole discretion to purchase additional Shares prior to December 25, 2009 at an exercise price of $4.25 per share (the “Option”).  Mr. LoConti has the Option to purchase up to 400,000 Shares (in whole or in part).  Mr. Clark and the Trust have the Option to purchase up to 347,014 Shares (in whole or in part) and in such amounts between each other as they so agree; provided that the total number of Shares that can be exercised between the two of them cannot exceed 347,014 Shares.

On October 29, 2009, Mr. LoConti acquired an aggregate of 41,000 Shares in open market transactions, at the following prices: (i) 10,000 Shares at $3.92, (ii) 10,000 Shares at $3.99, (iii) 15,900 Shares at $4.00, (iv) 5,000 Shares at $4.02, and (v) 100 Shares at $3.98.

(d)          Not applicable.

(e)          Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As disclosed in Item 5(c), effective October 28, 2009 in a privately-negotiated transaction, Mr. LoConti, Mr. Clark and the Trust acquired the Option from a third party group.  Mr. LoConti has the Option to purchase up to 400,000 Shares (in whole or in part).  Mr. Clark and the Trust have the Option to purchase up to 347,014 Shares (in whole or in part) and in such amounts between each other as they so agree; provided that the total number of Shares that can be exercised between the two of them cannot exceed 347,014 Shares.  In addition, as part of the option agreement, Ballard O. Castleman, a member of the Issuer’s board of directors, agreed that if the entities issuing the Option no longer own any of the Shares that they owned as of the date of the option agreement he would resign from the Issuer’s board effective on such date.

On December 9, 2009, Mr. LoConti, Mr. Clark, Mr. Skoda and the Trust entered into a Voting Agreement with the Issuer, pursuant to which each agreed to vote its Shares and not to revoke its consent with respect to its membership interests in Live Earth in favor of the Acquisition.

A copy of the Voting Agreement is filed as Exhibit 7.4 hereto and is incorporated by reference into this Item 6.

CUSIP No. 92926K103	Page 9 of 10 Pages

Item 7.       Materials to be Filed as Exhibits.

7.1*
Option Agreement by and among Joseph E. LoConti, Daniel J. Clark and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP

7.2*	Joint Filing Agreement
7.3
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

7.4
Voting Agreement, dated December 9, 2009, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer

  * Previously filed.

CUSIP No. 92926K103	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2009

/s/ Joseph E. LoConti
Joseph E. LoConti

/s/ Daniel J. Clark
Daniel J. Clark

/s/ Gregory J. Skoda
Gregory J. Skoda

/s/ Patricia A. Skoda
Patricia A. Skoda as Trustee of the
Patricia A. Skoda Revocable Trust
dated June 5, 2005